Exhibit 99.1

 Nayax Q3 2022 Earnings Presentation  November 16, 2022  1

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.  The information in this presentation is provided for convenience only. It does not contain comprehensive information, but merely summary information in a condensed form. This presentation does not and is not intended to replace a careful inspection of the Company's Financial Statements and other public filings, as reported or will be reported to the Israeli Securities Authority and the Securities and Exchange Commission (the "Company's Reports"). In case of any inconsistencies between the information provided in this presentation and the Company's Reports, the latter will prevail. The information in this presentation is not a basis and should not be used as a basis for making any decisions in relation to the Company, including any decision to purchase securities of the Company. Any such decision should be based on the Company's Reports and following the receipt of appropriate professional advice. The information provided in this presentation is not, and should not be considered to be, a recommendation or an opinion of any kind in relation to an investment in the Company, whether legal, financial, tax, economic or otherwise. This presentation does not replace the need for a potential investor to collect and analyze further independent information for their due consideration. Every potential investor must obtain their own independent advice and guidance, in connection with a potential investment in the Company, including tax advice which takes into account the investor’s own tax position.  This presentation includes forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968), including Company's expectations and evaluations relating to the Company’s business targets and strategy, the success of trials and the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the expected commencement of production, sales and distribution of the Company’s products and technology, the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries.   Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; general economic, political, demographic and business conditions in Israel; fluctuations in inflation and exchange rates in Israel; our ability to implement our growth strategy; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to compete and conduct our business in the future; changes in consumer tastes and preferences; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under “Risk Factors” in Amendment No. 1 to our Registration Statement on Form 20-F filed with the SEC on September 12, 2022 (our "Registration Statement"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.   The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Registration Statement. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.  In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and the markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on the data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.  The Company does not confirm or undertake that the information appearing in this presentation is complete or accurate. The Company, its employees, officers and its shareholders will not be responsible for damages and/or losses which may arise as a result of the use of the information contained in this presentation. The Company is not responsible for any changes to the economic, financial or legal situation relating to the Company and its business. The Company does not undertake to update and/or change forecasts and/or evaluations included in the presentation in order that they will reflect events and/or circumstances which apply after the date of the presentation’s preparations. No persons have been authorized to make any representations regarding the information contained in this presentation, and if given or made, such representations should not be considered as authorized. The content of this presentation does not bind the Company or its managers and they have the right to change any item described in the presentation relating to the Company, at their sole discretion.  The Company and its licensors have proprietary rights to trademarks used in this Presentation. Solely for convenience, trademarks and trade names referred to in this Presentation may appear without the “®” or “™” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This Presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply, a relationship with, or an endorsement or sponsorship of the Company by any other party.  2

 Yair Nechmad   CEO and Co-Founder  Sagit Manor  CFO  Today’s Speakers  3

 Company Overview

 Nayax (Nasdaq & TASE: NYAX) at a Glance   Growth  39% Q3.2022 recurring revenue1 YoY growth  56% Q3.2022 customer YoY growth   Global  Offices in 9 countries and distributors in 44 markets  Devices in 62 countries  Scale   341M transactions processed in Q3 2022  Dec. 2021: 517K/ Sep. 2022: 685K   managed and connected devices  (1) Recurring revenue includes SaaS subscription and payment processing fees    (2) Based on SaaS revenue and payment processing fees.          OTI P&L figures are included for the first time in Q3.2022.  127% dollar-based net retention rate2 and 3.4% revenue churn for Q3.2022   Accepts 80+ paymentmethods and 40+ currencies  Dec. 2021: 30K/ Sep. 2022: 42Kend customers  5

 Leading end-to-end retail technology and payments platform for unattended commerce and beyond  Loyalty & Marketing Suite  Integrated POS   Payments   Suite  Telemetry and Management Software Suite

 Omni-Channel Acceptance, Consumer Engagement & Loyalty   Loyalty and Marketing Programs  Instant Refunds  Cashless Acceptance  Integrated POS  In-Store  Discount  Increase Sales  Nayax’s platform increases sales and decreases costs for retailers  Consumers  Telemetry and Software  Pricing  Remote Monitoring  Reporting Reconciliation  Dynamic Routing/ Inventory Management  Telemetry / IoT  Data Collection  Decrease Costs  Suppliers  Retailers

 Bringing a Global Solution to the Local Market  Low Customer Concentration  Strong Track Record of Winning Clients  Retaining & Growing Customers  Global Reach   YoY Revenue Churn Rate  YoY Dollar-Based   Net Retention Rate1   1 Based on SaaS revenue and payment processing fees      OTI figures are included for the first time in Q3.2022.  8  Q3 2022  Q3 2022

 NAYAX signs contract with VM Vending Management AG, in Switzerland, to be their cashless service provider. VM Vending Management AG is the preferred service provider for British American Tobacco (BAT) and Philip Morris International (PMI), which are currently piloting NAYAX as a payment solution   Recent Key Business Highlights  In our Retail division - Begin pre-order system implementation at a major Football Stadium in Israel, based on Monyx wallet solution with Nova 55.  NAYAX partners with 7-Eleven Group to supply cashless solutions for the 7-Eleven Group’s Unattended Go-2-Market strategy  EV Meter completes development of the OCPP protocol. EV Meter presents a solution for operators that prevents vehicles from blocking charging stations without charging  Atlanta Food and Beverage will use Vendsys as their VMS and will place Nayax cashless on all their cashless machines.  Signed a partnership agreement with Tiba parking for all of their North America parking operators.   Signed strategic agreement with a multi-national chain of retail convenience stores to be their EV payment solution provider.  9   UKO entered into a partnership with   NAYAX to provide a market disruptive solution that doesn’t require additional hardware age verification solution, enabling operators to reduce significantly their operational costs.

 Land and Expand Yielding Higher Customer Loyalty  10  Existing Customer Expansion ($m) (1) (2)  Strong growth from existing customers. For example, revenue from customers in 2018 grew more than 5X between 2018 and 2022.  Highlights  (1) Please see Appendix for definition of existing customer expansion. (2) 2022 numbers includes 12 month run rate (Q4 of 2021 and Sep YTD of 2022)

 CB050-040-009 v2  A New Way to Pay

 A groundbreaking patented solution for converting any Loyalty Assetinto real currency purchasesover the Credit Card Scheme, at any shop or website worldwide

 Any non-physical loyalty assets that bares a financial value  CoinBridge allows payment at any shop or website, worldwide  What is a Loyalty Asset?  Points  Vouchers  Rewards  Gift Cards  Discounts  Without any POS or Terminal integration!

 CoinBridge seamlessly integrates into any existing mobile platform  No integration to any POS, websites, or any other corporate systems is required  CoinBridge Mobile SDK  Easily embeds into any existing mobile app and enables transactions via a Tap&Go experience (NFC/EMV) at any shop worldwide, both in-store and online.  Our SDK is transparent to the end-user and does not affect the look and feel of the mobile app.  CoinBridge Back-End Handler  Connects any existing account management platform with CoinBridge systems, allowing CoinBridge to verify each transaction against customer’s balance & Retailer's spending policies.  It also forwards transaction data upon completion of each purchase.  Our Patented Technology

 Converts Loyalty Rewards and Points into real cash transactions at any shop worldwide, both in store and online  Allowing seamless purchases at any shop worldwide, both in store and online  £100  £  Next-Gen Virtual Gift Card  Rewards to Cash

 Financial Overview

 Powerful business model built on solid recurring revenue  Purchase fee per sold connected POS  Processing fee as % of transaction volume  Monthly Subscription Fee (SaaS) per connected POS  Consistently growing recurring revenue base  Superior payment processing economics  Embedded Payment  Multi Layers of Value Creation  Source: company data  Hardware  SaaS  Payments  Rapidly Growing Recurring Revenue Base  “Lock in”  ~60%  Recurring Revenue  2.5%+  Take Rate

 Gross Profit grew 28% YoY  Q3 2022 gross margin reflects a shift, with higher processing fees than SaaS revenue.   Highlights  Our Business Model is Working  Recurring Revenue: SaaS Revenue and Payment processing fees.           OTI P&L figures are included for the first time in Q3.2022.  Strong Revenue Growth ($m)  High Recurring Revenue ($m) (1)  Gross profit attributed to revenue shift consisting of higher HW revenue and processing fees  Q3 2022 and 2021 gross margins reflect the ongoing disruption caused by the global component shortage.  Highlights  High recurring revenue consisting of SaaS revenue and payment processing fees. Grew by 39% YoY.  Highlights  Strong Q3 revenue. Grew 53% YoY as we continued to benefit from strong and growing hardware and recurring revenue.  Highlights  18  Strong Gross Recurring Profit ($m)  Gross Margin  Gross Profit ($m)  Gross Margin  CAGR: 43%  39%  CAGR: 36%  28%  65%  60%  61%  57%  55%  51%  53%  CAGR: 35%  CAGR: 32%  44%  42%  47%  40%  40%  34%  28%

 Highlights  Reaching another record number of almost 700,000 managed and connected devices across all geographies with additional 47,000 generated by OTI consolidated for the first time in Q3 2022.  Grew by 48% YoY in 2022.  Consistent Track Record Of Expanding Footprint  Number of Managed and Connected Devices (thousands)  Highlights  Q3 2022 reflects accelerated momentum in customer base, with YoY growth of 56%, reflected across all geographies and includes OTI.  Significantly increasing and retaining customer base with high net retention rate at 127% and low churn rate at 3.4%.  Number of Customers (thousands)  19  CAGR: 46%  56%  CAGR: 25%  48%  OTI P&L figures are included for the first time in Q3.2022.

 Global Cashless Payment Trends Driving Transactions  Number of Transactions (millions)  51% Growth in 2022 YoY  Growth across all geographies driven by consumer behavior trends, increased transactions processed for our larger customer base  Highlights  Highlights  56% Growth in 2022 YoY  Growth across all geographies with our strong customer expansion as well as shifts in customer behavior  20  OTI P&L figures are included for the first time in Q3.2022.  Transaction value ($m)  CAGR: 44%  51%  CAGR: 39%  56%

 Higher Operating Expenses to Support Strategic Growth Plan  Slight increase in Q3 2022 YoY  Highlights  Consistently profitable over several years. Q3 2022 Adjusted EBITDA was negative $3.7 million, compared to negative $1.6 in Q3 2021 primarily due to an increase in operating expenses that support our strategic growth strategy.   Highlights  Highlights  Highlights  Adjusted EBITDA ($m)  R&D Expense ($m) (1)   Depreciation and Amortization ($m)  SG&A Expense ($m) (1)   (1)  Excluding share-based compensation  (2) For historical years comparison (2018-2020), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021, Adjusted EBITDA for Q3 2021 and Q3 2022 improved to a positive $0.5M and $0.5M respectively.  16% Growth in Q3 2022 YoY  Reflects increased investment in talent acquisition, product innovation and infrastructure, including OTI expenses of $0.6M.   56% Growth in Q3 2022 YoY  This reflects  investment in talent acquisition, customer base expansion, higher go-to-market expenses, including OTI expenses of $1.3M.   21  16%  CAGR: 53%  CAGR: 44%  56%  $1(2)  $0.5(2)  $0.5(2)  OTII P&L figures are included for the first time in Q3.2022.

 Mid-Term and Long-Term Outlook  Mid-Term Outlook   Revenue  Reaffirming mid-term outlook of $220 million, driven by organic growth and strategic M&A.  Revenue Growth  Reaffirming target of 35%  Main growth drivers: customer growth; market penetration and continued expansion of our platform.  Guidance as of November 16, 2022. Any usage of slide on a subsequent date does not constitute guidance re-confirmation as of such subsequent date. Refer to Cautionary Statement for a discussion of factors that could cause actual results to differ materially from outlook. Mid-term defined as over the next 3-5 years.   Long-Term Outlook   Gross Margins  Target of 50%  Main drivers: providing leasing options for IoT POS and growing SaaS revenue and payment processing fees  Adjusted EBITDA  Approximately 30%.  Looking ahead, we remain excited about our strong long-term growth drivers and the large market opportunities ahead of us.   Our durable business model is demonstrated by our diverse customers, verticals and geographies. With strong secular tailwinds and with our high net revenue retention rate, we believe we have a clear opportunity to drive revenue growth in the future.  22

 Strategy for Sustained Long-term Growth  Retain and grow with existing customers  Continue to innovate and develop new solutions  Win new large enterprise and SME customers globally  Pursue targeted and strategic M&A  Continue to expand internationally  Enter emerging, high-growth verticals  Nayax continues to execute its strategic growth plan while remaining focused on balancing top line growth with a path to profitability  23

 Summary  Leading, best-in-class global payments platform for unattended commerce with a complete end-to-end solution.  Highly talented team with focused execution on achieving strategic priorities.  Large total addressable market driven by the strong secular tailwinds with multiple growth levers.  Strong and consistent growth with high recurring revenues from SaaS and payment processing.  Well capitalized with a clear path to profitability.   Continue to balance top-line growth with focus on profitability.  24

 Appendix

 CAPEX growth due to additional capitalization  Highlights  86% Growth in Q3 2022 YoY  Increase primarily due to additional capitalized development expenditure  26  Capex ($m)  86%   OTI P&L figures are included for the first time in Q3.2022.

 IFRS to Non-IFRS  Quarter ended as of   (U.S. dollars in thousands)  Q3 2022  Q3 2021  Net income (loss) for the period   (9,867)   (6,735)  Finance expense, net    531    347   Tax expense (Benefit)   159    (38)  Depreciation and amortization   2,357    1,898   EBITDA   (6,820)   (4,528)  Share-based payment costs   1,835    2,789   Non-recurring issuance costs (1)   824    96   Equity method investee (2)   428    67   Adjusted EBITDA (3)   (3,733)   (1,576)  (1) Finance expenses reduced primarily due to foreign currencies exchange rate impact.   (2) Equity method investee grew due to Tigapo increased cost from acquisition closed on July 2021.     (3) For historical years comparison (2018-2020), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in    Q3 2021, Adjusted EBITDA for Q3 2021 and Q3 2022 improved to a positive $0.5M and $0.5M respectively.  27  Reconciliation of operating loss, the most directly comparable IFRS financial measure to Adjusted EBITDA for each of the periods indicated   OTI P&L figures are included for the first time in Q3.2022.

 Managed and Connected – Devices that are operated by our customers.   End Customers – Customers that contributed to Nayax revenue in the last 12 months.  Recurring Revenue – SAAS revenue and payment processing fees.  Dollar-based net retention rate  - Measured as a percentage of revenue from returning customers in a given year as compared to the revenue from such customers in the prior year, which reflects the increase in revenue and the rate of losses from customer churn.  Revenue churn - The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.  Existing Customer Expansion - Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.   Adjusted EBITDA - Defined as operational income/loss plus depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.  Key Definitions  28

 Thank you!  IR Contact: ir@nayax.com  Website: ir.nayax.com  29